IVY FUNDS / IVY VARIABLE INSURANCE PORTFOLIOS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

January 27, 2017

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2000

Re:	Ivy Funds
File Nos. 811-6569 and 33-45961/CIK No. 883622

Ivy High Income Opportunities Fund
File Nos. 811-22800 and 333-186489/CIK No. 1568292

Ivy Variable Insurance Portfolios
File Nos. 811-5017 and 33-11466

On behalf of the Ivy Funds (with each series thereof referred to herein as a “Fund,” and collectively, the “Funds”), Ivy High Income Opportunities Fund (“IVH”) and Ivy Variable Insurance Portfolios (with each series thereof referred to herein as a “Portfolio,” and collectively, the “Portfolios”) (the Funds, IVH and the Portfolios are individually and collectively referred to herein as the “Registrant”), management hereby responds to the comments provided via telephone regarding the Sarbanes-Oxley review of the annual report of IVH, dated September 30, 2015, the annual report of the Ivy Funds, dated March 31, 2016 and the Annual and Semi-Annual Reports of the Portfolios dated December 31, 2015 and June 30, 2016, respectively. Each comment is repeated below, as to our understanding, with our response immediately following.

1.	Comment:	For the Ivy Balanced Fund and Ivy Energy Fund, Class E shares, please provide the ticker symbol for the respective share class in the Fund’s respective EDGAR filings.

	Response:	Going forward, the Registrant will include the ticker symbols for all Class E shares in its listing on EDGAR.

2.	Comment:	With respect to Ivy Funds and IVH, the current fidelity bond filing under Rule 17(g)(1) has expired. Please confirm that the Funds and IVH have updated the filing for 2016 and provide the current information. Please include joint insured agreements required under Rule 17(g)(1)(ii)(e).

	Response:	The fidelity bond filings were filed on August 28, 2016 pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, (the “1940 Act”), and were later amended on September 2, 2016 to include the Fidelity Bond Insurance Allocation Agreement.

3.	Comment:	With respect to IVH, please provide updated filing information with respect to the IVH’s N-CSR filing Items 2-12 and update associated certifications as necessary.

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

January 27, 2017

	Response:	Updated information for items 2-12 (excluding Item 8) was included in the December 10, 2015 filing for IVH. Item 8 of the September 30, 2015 N-CSR was not updated within the December 2015 N-CSR filing, but instead reflected 2014 information with respect to the number of accounts and total assets managed by the portfolio manager. With typical open-end funds, information in response to Item 8 is updated with the filing of the Statement of Additional Information (“SAI”). Since closed-end funds do not produce an annual SAI, manual intervention was required to update this information in Item 8.

Processes have been revised to seek to ensure that this information is updated in all future N-CSR Filings.

4.	Comment:	With respect to IVH, please confirm that the number representing the shares outstanding within IVH’s current N-CSR filing is accurate. If it is not accurate, please update the filing. The N-CSR for IVH discloses purchases of shares in Item 9. Please confirm that all applicable disclosures of Item 9 of Form N-CSR have been included. Please explain why there are share transactions disclosed in Item 9, but no shareholder transaction activity for this fund on the Statement of Changes in Net Assets.

	Response:	The Registrant has reviewed the IVH N-CSR filing for March 31, 2016, filed on June 9, 2016, and confirms the accuracy of information disclosed in response to Item 9.a. (the total number of shares purchased under its repurchase program).

Shares are repurchased pursuant to the IVH Dividend Reinvestment Plan (the “DRIP”) as disclosed in IVH’s Annual Report. The DRIP was established by IVH and unless shareholders elect to receive distributions in cash, all dividends including any capital gain dividends, are automatically reinvested by Computershare Trust Company, N.A., as agent for the shareholders in additional shares under the DRIP. No new shares are issued for IVH.

5.	Comment:	With respect to the Ivy Global Natural Resources Fund and Ivy VIP Global Natural Resources, please provide an explanation for the Funds’ use of a blended index and how the blended index complies with Item 27(b)(7)(2)(a) of Form N-1A, requiring an appropriate broad-based securities market index.

	Response:	Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.” [Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-23064 (Mar. 13, 1998).] Therefore, we believe that both the purpose of the broad-based market index requirement and the Form N1-A instructions pertaining to it do not prevent these Funds from identifying two or more broad-based securities market indexes and setting a fixed percentage of these indexes to create an appropriate blended broad-based securities market index.

The components of the blended index for the Funds are two broad-based securities market indexes, the MSCI All Country World IMI Energy Index and the MSCI All Country World IMI Materials Index, which are administered by an organization unaffiliated with the Fund, its investment adviser and principal underwriter. In light of

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

January 27, 2017

the Funds’ principal investment strategies (which include investing in companies that own, explore or develop natural resources and other basic commodities or supply goods and services to such companies), the Registrant continues to believe the blended index is appropriate within the meaning of the Form N-1A definition since the blended index reflects the market for the principal investments of the Funds – that is, securities within a broad segment of developed and emerging market economies, including those particularly of companies in the materials sector that focus on natural resources.

However, to remove any potential investor confusion about the concept of a blended index, the Registrant going forward will present both underlying indexes separately, in addition to the blended index.

Finally, the Registrant notes that because each index is calculated and administered by an unaffiliated entity, the Funds were required to negotiate and execute a new contract with the indexes’ service provider, which caused a delay before the Funds could appropriately respond to this comment.

6.	Comment:	Please confirm whether the Funds take into account share class conversions when calculating Fund annual returns for the Funds’ Annual Report. Please confirm that the average annual total returns in the prospectus are computed in accordance with Instruction 3(d) to Item 4(b)(2) of Form N-1A. This comment applies to Class B shares and any other shares that convert to other classes after a defined period of time. Please explain whether the Annual Report disclosure of average annual total returns reflects conversion.

	Response:	The Registrant confirms that all share class conversions are accounted for when calculating total returns for the Funds’ Annual Reports and Prospectus and that average annual total returns in the prospectus are computed in accordance with Instruction 3(d) to Item 4(b)(2) of Form N-1A.

7.	Comment:	Within the Schedule of Investments to the Annual Report, for any Funds that hold variable rate securities, please consider providing the calculated rate for each variable rate security held as of the report date (i.e., LIBOR + 20 bps).

	Response:	The Registrant does not believe that mutual funds are currently required to reflect each variable rate security’s calculated rate at the current time and further does not believe such information would be of practical or beneficial use to shareholders. The Registrant will take this comment under advisement and provide such disclosure at such time as we believe such information would provide a corresponding benefit to shareholders or at such time such disclosure is required.

8.	Comment:	Within the Schedule of Investments section of the Annual Report, please consider providing for any Funds that hold Rule 144A securities, a footnote disclosing which Rule 144A securities are liquid and which are illiquid.

	Response:	The Registrant does not believe that mutual funds are currently required to provide a footnote disclosing which Rule 144A securities held are liquid and which are illiquid. The Registrant notes that each Fund’s Schedule of Investments has appropriately footnoted all restricted securities, as required by Rule 12-12 of Regulation S-X.

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

January 27, 2017

The Registrant notes that the Funds have policies in place with respect to holding more than 15% of their assets in illiquid securities and also have adopted Liquidity Procedures as part of their compliance program. The Registrant believes that the disclosures in the financial statements are adequate in light of the current requirements of applicable rules and regulations.

Nevertheless, the Registrant notes that it is reviewing the new requirements under the recent Investment Company Liquidity Risk Management Program and will adjust any disclosure accordingly.

9.	Comment:	Within the Schedule of Investments section of the Annual Report, for any Funds that hold PIK bonds, please consider providing a footnote for each such security reflecting the cash rate vs. PIK rate.

	Response:	The Funds currently disclose the current coupon rate for PIK bonds in the Schedule of Investments. This rate represents the rate the issuer pays in additional bonds or as a cash payment. The Registrant does not believe that mutual funds are required to reflect each PIK bond’s cash rate vs. PIK rate and further does not believe that presenting information in this format would be of any additional benefit to shareholders. Nevertheless, the Registrant will take this comment under advisement and provide such disclosure at such time as we believe such information will benefit shareholders or at such time such disclosure is required.

10.	Comment:	Within the Statement of Assets and Liabilities of the Funds’ Annual Report, please consider disclosing the net assets of each Fund’s share classes.

	Response:	The Registrant does not believe that investment companies are required to reflect net assets by class level in the Statement of Assets and Liabilities and further does not believe such information would be of practical or beneficial use to shareholders. Additionally, FASB Accounting Standards Codification 210-45-4 reads as follows: “[t]he composition of net assets shall be reported in total, but net asset value per share and shares outstanding shall be reported for each class.” Nevertheless, the Registrant will take this comment under advisement and provide such disclosure at such time as we believe such information will benefit shareholders or at such time such disclosure is required.

11.	Comment:	Please confirm that any investment company that is registered as a non-diversified fund would seek shareholder approval to continue to operate as a non-diversified company should the fund operate as a diversified company for more than three years consecutively.

	Response:	Management confirms that any Fund disclosed as a “non-diversified” investment company under Section 5(b)(2) of the 1940 Act operates as such and is monitored accordingly. Management confirms that should any non-diversified fund operate as a diversified fund for three consecutive years, that Fund would either become a diversified fund or seek shareholder approval to continue to operate as a non-diversified fund.

12.	Comment:	Within the Financial Notes section of the Annual Report, please provide confirming disclosure with respect to any wholly owned subsidiaries within the Asset Strategy Fund

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

January 27, 2017

that the Fund is collectively limited to 25% ownership of each holding and consider stating whether the Fund so limits its ownership within the Fund’s prospectus.

	Response:	The Registrant confirms that the wholly owned subsidiaries are included in diversification testing and the Asset Strategy Fund is limited to no more than 25% ownership thereof. The Registrant also notes that it discloses this 25% limitation in the Statement of Additional Information to the Fund’s registration statement.

13.	Comment:	Within the Financial Notes section of the Annual Report, for any Funds that held derivative instruments, please provide derivative specific disclosure as to the use of such derivatives during the reporting period rather than a general purpose description that is more appropriate to the Prospectus.

	Response:	The Registrant has developed a report designed to aid in the review of derivative activity for each respective reporting period going forward and will seek to provide more specific disclosure within all future Annual Reports as to the intended use of derivatives during the reporting period.

14.	Comment:	Within the Financial Notes section of the Annual Report, for any sub-advised funds, please consider disclosing the rate and amount paid to the sub-adviser.

	Response:	The Registrant does not believe that mutual funds are currently required to disclose the rate and amount paid to the sub-advisor by the adviser within the Notes to Financial Statements. The Registrant notes that the fee percentages payable to each investment sub-adviser to the Funds are disclosed in the Funds’ registration statement.

15.	Comment:	Within the Financial Notes section of the Annual Report, please provide confirming disclosure that all inter-fund transactions have been executed in accordance with Rule 17a-7 and that all such transactions have been reviewed and approved by their respective board.

	Response:	The Registrant confirms that all inter-fund transactions executed in accordance with Rule 17a-7 are included within the “Related Party Transactions” section in the Notes to the Financial Statements of the Annual Reports and are reviewed and approved by their respective board.

16.	Comment:	Within the Financial Notes section of the Annual Report, please provide confirming disclosure that the Funds are in compliance with the Order regarding inter-fund lending and that such program is subject to appropriate board oversight.

	Response:	The Registrant confirms that the “Inter-fund Lending Program” is disclosed within the Notes to the Financial Statements and that the Funds are in compliance with the Order. No Fund has participated in the Inter-fund Lending Program to date; however, if any Fund makes or receives a loan under the “Inter-fund Lending Program” during a subsequent reporting period, the details of the loan(s) will be disclosed.

17.	Comment:	Within the Financial Notes section of the Annual Report, please provide two years of tax-related information (the statement of changes covers a 2-year period and, as such, the tax disclosure should provide a similar time frame).

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

January 27, 2017

	Response:	The Registrant has implemented listing the previous two fiscal year ends and will carry forward this practice in all future Annual Reports.

18.	Comment:	With respect to IVH, and any distributions paid, please disclose whether the distributions include dividend income and/or distributions from gains. If so, please update Footnote (4) concerning share price yield.

	Response:	The “Share Price Yield” does not include any distributions from gains. Only dividend income is included in the Share Price Yield for the respective reports. The Registrant confirms that footnote (4) discloses the correct calculation and thus does not require any update.

19.	Comment:	With respect to IVH pursuant to Regulation S-X (6-04(15)), please add a line item within the Statement of Assets and Liabilities for commitments and contingencies.

	Response:	The Registrant will add a line item within the Statement of Assets and Liabilities to account for commitments and contingencies.

20.	Comment:	Within the Financial Highlights, please consider reducing the number of expense ratios presented in the chart and instead depict within footnotes the basis point impact of any expenses carved out of the chart.

	Response:	The Registrant will take this comment under advisement and consider a reduction in the number of expense ratios presented in the chart to the Financial Highlights section. At the current time, however, the Registrant prefers the current disclosure format for consistency purposes.

21.	Comment:	For IVH, within the Financial Highlights, in response to Form N-2, Instruction 13(b), Item 4 “Total Investment Return,” note that the total return does not reflect sales load. Please restate and ensure compliance with the aforementioned instruction going forward.

	Response:	On a go forward basis, Registrant will modify its footnote relating to the “Total Investment Return” to reflect that the return does not reflect sales load.

22.	Comment:	Within the Financial Highlights section of IVH, please disclose the asset-to-leverage coverage ratio within the Financial Highlights table.

	Response:	As set forth in the Instructions to Item 4 of Form N-2, IVH’s asset-to-leverage coverage ratio is not required to be disclosed within the Financial Highlights section of its Annual Report. The Registrant notes that the asset-to-leverage coverage ratio is available monthly to shareholders on the IVH section of Ivy Investments’ website and any publication in the Financial Highlights table would be stale by the time such information was made available to shareholders. The publication of stale information could cause confusion when compared to the information updated monthly on the IVH section of Ivy Investments’ website.

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

January 27, 2017

23.	Comment:	For Funds that closed Class E shares, please update the appropriate Fund’s prospectus. Certain Funds have closed Class E shares to investment but these Funds have had dividends reinvested for the year. Please explain why there is no prospectus update for Class E shares. Refer to the Ivy Balanced Fund as an example, although this comment may apply to other Funds.

	Response:	Class E shares are not included in Ivy Balanced Fund’s Prospectus because the share class is closed to new investors. Class E shares are referenced in the Annual Report because the share class remains open to dividend reinvestment for currently existing shareholders. We believe the SEC staff has held, and maintains the position, that new purchases of shares by existing shareholders via the reinvestment of dividends does not constitute an offering or sale, subject to the delivery of a prospectus. [See Securities Act Release No. 33-929 (July 29, 1936)].

24.	Comment:	With respect to the Ivy Global Natural Resources Fund and Ivy VIP Global Natural Resources, please consider adoption of a minimum investment restriction of 40% in foreign securities.

	Response:	The Registrants note that they will seek board approval to remove “Global” from the Funds’ names and, if and when approved, they will take steps to remove the term “Global” from the Funds’ names name. As a result, the Registrants do not believe that the Funds need to adopt such an investment restriction.

In connection with the above comments and our responses, the Registrant acknowledges that:

●	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
●	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1920.

Very Truly Yours,

/s/Scott J. Schneider

Scott J. Schneider

Vice President